UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 30 April 2020
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

G
Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or “the Company”)
NOTICE OF ANNUAL GENERAL MEETING
Shareholders are aware that the South African Government imposed a Covid -19 lockdown in South Africa on 26 March 2020 and was later extended on the
16
th
April 2020 by a further two weeks. During the lockdown all printer and postal services have only been allowed to operate as providers of essential services to support the COVID 19 initiatives by South African
Government. For this reason the Company has not yet been able to print and post its Notice of Annual General Meeting (AGM) in accordance with the provisions of the JSE Listing Requirement. In terms of the Financial
Sector Conduct Authority letter dated 3 April 2020, all issuers were granted a blanket 2 month extension to distribute the Annual Report and
AGM Notice in terms of Section 3.19 of the JSE Listings Requirement.
This serves to inform you that the AGM Notice will be printed and posted as soon as it is practicably possible to do so by the printers and postal services.
30 April 2020
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 30 April 2020
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer